December 30, 2011

James O'Connor

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Sparrow Funds.  File Nos. 333-59877, 811-08897.

Dear Mr. O'Connor:

On October 31, 2011, Sparrow Funds (the "Registrant"), on behalf of the Sparrow Growth Fund (the "Fund"), a series of the Registrant, filed Post-Effective Amendment No. 17 to its registration statement under the Securities Act of 1933 on Form N-1A. On December 16, 2011, you provided comments with respect to the Fund.  Please find below the Registrant's responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.  Any changes to the summary portion of the prospectus have been carried over to the statutory portion, but are omitted from this letter for the sake of brevity.

PROSPECTUS

Comment 1.  In the Expense Example, you requested Registrant provide the estimated costs of owning the Class A shares for the 1-, 3-, 5-, and 10-year periods.

Response.  The requested information has been provided.

Comment 2.  Regarding the section entitled “Principal Investment Strategies of the Fund,” you requested the Registrant make the disclosure more concise.

Response.  In response to your comment, the Registrant has revised the section and deleted portions of the disclosure which are detailed in the statutory prospectus pursuant to Item 9 of Form N-1A.

Comment 3.  Also in the section entitled “Principal Investment Strategies of the Fund,” you requested the Registrant describe in more detail the degree to which the Fund might invest in exchange-traded funds (ETFs), other investment companies and in foreign stocks.

Response.  After consultation with the Fund’s investment adviser, the disclosure has been revised to indicate the Fund may invest, without limitation, in each of ETFs, other investment companies and foreign stocks.

Comment 4.  You asked that the Registrant confirm that, given the Fund’s name, “Value Style Investing Risk” is a principal risk.

Response.  The Value Style Investing Risk has been deleted.

Comment 5.  In the Average Annual Returns, you requested the Registrant delete the sentence immediately below the returns for the S&P 500 Index.

Response.  The sentence has been deleted as requested.

Comment 6.  In the section entitled “Purchase and Sale of Fund Class A Shares,” you requested the Registrant revise the heading and the table to include purchase information for the new Class C shares.

Response.  The disclosure has been revised to reflect the fact the purchase information is applicable to both share classes.

Comment 7.  In the section entitled “Management of the Fund,” in the second paragraph, you noted that there is a reference to fee waiver and expense reimbursements.  However, such waivers and reimbursement are not reflected in the Fee Table.  Accordingly, you requested the reference in the paragraph be deleted.

Response.  The references to the fee waiver and expense reimbursement have been deleted.

Comment 8.  In the section entitled “Determination of Net Asset Value,” in the second paragraph discussing the approval by the Trust’s Board of Trustees of the fair value policies and procedures, you requested the Registrant add disclosure that the appropriateness and accuracy of the policies and procedures are reviewed regularly, if that is the case.

Response.  The requested change has been made.

Comment 9.  In the section entitled “How to Buy Shares,” you requested the Registrant include disclosure describing the primary considerations for investors in deciding which class of shares offered by the prospectus is more suitable for them.

Response.  The requested disclosure has been added to the prospectus.

Comment 10.  Also in the section entitled “How to Buy Shares,” you requested the Registrant revise the Minimum Investments chart to include a column for the Class C shares, and further suggested a separate section discussing how to purchase and redeem Class C shares.

Response.  The Registrant has made some revisions to the disclosure to indicate that the disclosure is applicable to both share classes or is applicable to one share class or the other.  The Registrant opted not to repeat disclosure which is identical for both share classes.

Comment 11.  Also in the section entitled “How to Buy Shares,” under the subheading “Right of Accumulation,” you requested the Registrant revise the paragraph to define “purchaser” in the paragraph rather than referencing the definition provided later on the page.

Response.  The requested changes have been made.

Comment 12.  Also in the section entitled “How to Buy Shares,” under the subheading “Letter of Intent,” you requested the Registrant revise the two paragraphs in the section in plain English and define letter of intent (LOI) as it is used later in the page.

Response.  The reference to “LOI” has been revised to state “Letter of Intent”.

Comment 13.  Also in the section entitled “How to Buy Shares,” in the paragraph immediately preceding the subheading “Website Disclosure,” you requested the Registrant clarify that this paragraph applies to both Class A and Class C shares, or alternatively provide separate disclosure for purchase procedures for Class C shares.

Response.  The disclosure has been revised  to reflect the disclosure is applicable to both share classes.

Comment 14.  Also in the section entitled “How to Buy Shares,” under the subheading “Other Purchase Information,” you requested the Registrant revise the paragraph to indicate an order is deemed accepted once received, not accepted, by a financial intermediary, consistent to Rule 22c-1 of the Investment Company Act of 1940.

Response.  The requested change has been made.

STATEMENT OF ADDITIONAL INFORMATION

Comment 15.  Regarding the “Investment Limitations” section under the subheadings “Fundamental” and “”Borrowing Money,” you asked that the Registrant please clarify that the Section 18(f)(1) coverage requirement is, in effect, continuous given that the Fund has three days (not including Sundays and holidays) to reduce borrowings when coverage drops below 300%.

Response.  The Fund’s Borrowing policy is fundamental, and cannot be changed without shareholder approval.  However, the Registrant acknowledges that it must reduce borrowings if asset coverage falls below 300%, as required by Section 18(f)(1).

Comment 16.  You stated the following last sentence of the Borrowing Money subsection of the Investment Limitations – Fundamental section was difficult to understand: “This limitation does not preclude a Fund from entering into reverse repurchase transactions, provided that the Fund has an asset coverage of 300% for all borrowings and repurchase commitments of a Fund pursuant to reverse repurchase transactions.”  You stated an open-end fund may not issue senior securities, except to the extent that it may borrow from a bank subject to the 300% asset coverage requirement, as described in the previous sentence. With respect to reverse repurchase agreements, to the extent that the Fund's economic exposure is not covered by liquid securities, they will be regarded as a prohibited senior securities. See Release 10666. The asset coverage required for bank borrowings is irrelevant. You asked that the Registrant please revise the disclosure to make clear that the Fund will comply with the Section 18(f)(1) prohibition on the issuance of senior securities.

Response.  The Fund’s Borrowing policy is fundamental, and cannot be changed without shareholder approval.  However, the Registrant acknowledges that reverse repurchase agreements may be regarded as senior securities and believes that the Senior Securities policy addresses the coverage issue raised by the Staff (and makes clear that the Fund will comply with the Section 18(f)(1) prohibition).  The Registrant also points out that its borrowing policy is more restrictive than required by the 1940 Act, in that the 300% asset coverage treats reverse repurchase agreements as borrowings.

Comment 17.  You asked that the Registrant clarify the Loans subsection of the Investment Limitations – Fundamental section to conform with the notion that the Fund's lending of its portfolio securities is subject to the continuing 300% asset coverage requirement of Section 18(f)(1) of the 1940 Act. Although an investment company’s lending of its portfolio securities is neither specifically permitted nor restricted by Section 18(f) (1), the staff has taken the position that it is “appropriate to use the Section 18 limitation” (Salomon Brothers No-Action Letter (publicly available May 4, 1975). See also "The Brinson Funds" No-Action Letter (publicly available November 25, 1997.). In the context of the Loans subsection of the Investment Limitations – Fundamental section, You asked that the Registrant explain the role of the Board with respect to the Fund's lending of its portfolio securities. Please confirm to us that the Fund will receive all of the income on the collateral invested by the Fund.  With respect to repurchase agreements, you asked that the Registrant inform the staff how the Fund addresses the limitations on its ability to enter into repurchase agreements imposed by sections 5(b)(1) and 12(d)(3) of the 1940 Act.

Response.  The Fund’s Loans policy is fundamental, and cannot be changed without shareholder approval.  However, if the Fund were to determine to lend portfolio securities, the Registrant will comply with any then-existing requirements of the SEC or Staff positions with respect to securities lending.

Comment 18.  In the Concentration subsection of the Investment Limitations – Fundamental section, you asked that the Registrant please define the Fund’s policy not to concentrate in terms of the concentration limit applicable to open-end funds. (See Instruction 4 to Item 9(b)(1)). You asked that the Registrant  also address the impact of the borrowing policy clarifications discussed in Comment 15 as they relate to the paragraph immediately following the Concentration subsection of the Investment Limitations – Fundamental section.

Response.  The Fund’s Concentration policy is fundamental, and cannot be changed without shareholder approval.  However, the Registrant acknowledges that “or group of industries” should have been part of the policy and believes that the exclusion was an inadvertent omission.  Accordingly, the Registrant has added “or group of industries” to the end of the first sentence of the policy.

Comment 19.  You asked that the Registrant  revise the Pledging subsection of the Investment Limitations – Non-Fundamental section in light of the following information. A statement that the Fund’s use of margin deposits, security interests, etc. is not subject to the Fund’s restriction on the use of mortgages, etc., begs the question: what restrictions are they subject to? You also asked that the Registrant disclose, where appropriate, the limitations imposed on margin deposits, security interests, etc. by Federal Reserve Board Regulation T, NASD Rule 2520, NYSE Rule 431, Release 10666, and the staff's (and the Fund's) 15% of net assets limitation on illiquid assets. You asked that the Registrant also clarify an apparent inconsistency between this statement, which indicates that the Fund may use margin accounts, and the Fund's policy not to purchase securities on margin.

Response.  The Registrant does not believe a revision is necessary.  The sentence as to margin deposits, security interests, etc. is there to define the limitation and make clear that the referenced items would not violate the policy.  There is no need to identify restrictions on those items.  The Registrant has not imposed any restrictions as to those items, except as indicated otherwise in the prospectus or statement of additional information.  The Registrant of course would comply with limitations referenced in your comments, to the extent applicable.  The reference to margin deposits in this limitation is consistent with the Margin Purchases policy, which also defines the limitation to make clear that arrangements with respect to permitted investments and techniques would not violate the policy.

Comment 20.  In the Margin Purchases subsection of the Investment Limitations – Non-Fundamental section, you asked that the Registrant clarify that the short-term credit obtained by the Fund and the transactions involving derivatives and other investment techniques will be consistent with the requirements of Section 18(f)(1) and (g) and Release 10666.

Response.  For the same reason as discussed in the response to Comment 19, the Registrant does not believe there is a need to clarify the restrictions on the referenced items.  The referenced items are there to define the limitation and make clear that they would not violate the policy.  The Registrant has not imposed any restrictions as to those items, except as indicated otherwise in the prospectus or statement of additional information.  The Registrant of course would comply with limitations referenced in your comments, to the extent applicable.

Comment 21.  In the section entitled “Trustees and Officers,” under the subheading “Board leadership Structure,” you requested the Registrant disclose what the Fund has determined that its leadership structure is appropriate given the specific characteristics or circumstances of the Fund pursuant to Item 17(b)(1) of Form N-1A.

Response.  The requested additional disclosure has been added pursuant to Item 17(b)(1) of Form N-1A.

The Registrant has authorized me to convey to you that the Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Marc Collins at (513) 352-6774.

Sincerely,

/s/ Marc L. Collins

Marc L. Collins